Exhibit 99.1

GFL Environmental Reports Second Quarter 2021 Results and Updates Full Year 2021 Guidance

•	Revenue of $1,314.3 million, increase of 32.3%

•	Adjusted EBITDA[1] of $353.0 million, increase of 35.0%; Net income of $25.2 million; Adjusted Net Income[1] of $35.4 million

•	Adjusted EBITDA margin[1] of 26.9%, increase of 60 basis points

•	Adjusted Cash Flows from Operating Activities[1] of $246.2 million; cash flows from operating activities of $177.5 million; Adjusted Free Cash Flow[1] of $159.8 million

•	Adjusted earnings per share[1] of $0.10; Earnings per share of $0.03

VAUGHAN, ON, July 28, 2021 — GFL Environmental Inc. (NYSE / TSX: GFL) ("GFL" or the "Company") today announced its results for the second quarter of 2021.

"Our exceptional start to the year continued into the second quarter, allowing us to once again exceed expectations,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “This quarter we grew revenue by nearly 40% on a constant currency basis. The revenue growth was driven by the quality of our pricing, with solid waste pricing ahead of plan at 4.1%, meaningful volume improvements and outperformance from the M&A we completed in 2020. We achieved this in the face of continued COVID-19 restrictions in many of our markets in Canada where we generate almost 40% of our revenue. We also expanded Adjusted EBITDA margin1 by 60 basis points during the quarter and more than doubled our Adjusted Free Cash Flow1."

Mr. Dovigi added, "We remain focused on our strategy to create long-term value for all of our stakeholders by growing our business organically, completing strategic and accretive acquisitions, reducing our cost of capital and using proceeds from non-core asset sales to reinvest in our business, with the goal of increasing our free cash flow. This is the same growth strategy that we executed on when we were private and for each of the six quarters since becoming a public company. During this quarter alone, we closed nine accretive tuck-in acquisitions and significantly advanced our planning for the closing of the acquisition of Terrapure Environmental Ltd. We also successfully refinanced our highest coupon debt, resulting in significant cash interest savings. Finally, we received approximately $60 million from the sale of non-core assets, the proceeds of which we intend to redeploy into organic initiatives in our key growth markets.”

Mr. Dovigi continued, “Our strong results for the first half of the year, coupled with our expectations for the balance of the year and our demonstrated ability to execute on our growth strategy, are leading us to increase our 2021 full year guidance. On a constant currency basis, we are increasing our guidance for revenue and Adjusted EBITDA by 4% to 5% and Adjusted Free Cash Flow by nearly 10%. We have achieved several of the goals we set for ourselves at the beginning of the year and we still see a lot of upside opportunities ahead of us, including continued outsized M&A activity in the back half of the year. We believe that realizing on these opportunities could allow us to exit 2021 with over $600 million in Adjusted Free Cash Flow on a run rate basis.”

Mr. Dovigi concluded, “We also see significant opportunity with our sustainability initiatives especially with the formation of GFL Renewables, our vehicle to unlock what we believe is significant value through landfill gas to projects at our MSW landfills and acceleration of the conversion of our fleet to CNG,”

Second Quarter and Year to Date Results

Revenue increased by 32.3% to $1,314.3 million in the second quarter of 2021 compared to the second quarter of 2020. Solid waste core price and surcharges for the second quarter of 2021 were 4.1%. Solid waste volumes were positive 6.3%, driven by higher volume across all of our collection and post collection operations as COVID-19 restrictions began to ease especially in the U.S. markets that we serve. Revenue for the six months ended June 30, 2021 was $2,500.9 million, an increase of 29.9% compared to the six months ended June 30, 2020. The increase was predominantly attributable to the impact of acquisitions completed since January 1, 2020, which accounted for approximately $566.4 million of the increase, the majority of which was in our solid waste business. Strong pricing and volume increases realized with the easing of COVID-19 restrictions especially in the U.S., also contributed to the increase. Offsetting these increases were negative volumes in our infrastructure and soil remediation lines of business and the impact of changes in foreign exchange rates.

Adjusted EBITDA1 increased by $91.5 million to $353.0 million in the second quarter of 2021 compared to the second quarter of 2020. Adjusted EBITDA margin1 was 26.9% in the second quarter of 2021 compared to 26.3% in the second quarter of 2020. Net income increased to $25.2 million in the second quarter of 2021 compared to a net loss of $115.5 million in the second quarter of 2020. This was driven predominantly by the increase in Adjusted EBITDA1 as well as a non-cash gain on the revaluation of our tangible equity unit ("TEUs") derivative purchase contracts ("Purchase Contracts"), a non-cash foreign exchange gain arising from the revaluation of TEUs and the unhedged portion of our U.S. denominated debt to Canadian dollars based on the foreign exchange rate as at June 30, 2020 and a gain on divestiture.

Adjusted EBITDA1 increased by $175.3 million to $659.6 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Adjusted EBITDA margin1 was 26.4% for the six months ended June 30, 2021, compared to 25.2% for the six months ended June 30, 2020. Net loss decreased to $201.0 million for the six months ended June 30, 2021 compared to $393.5 million for the six months ended June 30, 2020. This was driven predominantly by the increase in Adjusted EBITDA1 as well as a non-cash foreign exchange gain arising from the revaluation of TEUs and the unhedged portion of our U.S. denominated debt to Canadian dollars and a gain on divestiture, which was partially offset by a non-cash loss on revaluation of our Purchase Contracts.

Cash flows from operating activities increased by 34.3% to $177.5 million in the second quarter of 2021 compared to the second quarter of 2020. This increase was predominantly attributable to an increase in Adjusted EBITDA1 and an improvement in working capital, partially offset by an increase in cash interest paid during the period. Cash flows from operating activities increased by 375.9% to $390.2 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase was driven primarily by an increase in Adjusted EBITDA1, a decrease in cash interest paid and an improvement in working capital during the period.

Financial Impact from COVID-19

Since the outbreak of the COVID-19 pandemic in March 2020, the U.S. and Canadian governments, as well as numerous state, provincial and local governments, implemented certain measures to slow the spread of the virus, including shelter-in-place and physical distancing orders as well as closure restrictions or requirements. In the first half of 2021, we saw these measures lifted or scaled back in many U.S. states resulting in an accelerated economic recovery. In Canada, most provincial governments introduced new increased measures and re-introduced former measures, resulting in a slower recovery. Some of these restrictions began to ease towards the end of the second quarter. The impact of the COVID-19 pandemic on our business and future results of operations, financial condition and cash flows will depend largely on future developments, which are uncertain and continue to evolve, including the duration and spread of the virus in Canada and the United States, the continued roll-out, execution and effectiveness of vaccination programs, the severity of and actions taken to limit the spread of COVID-19, including variants, and the pace and extent to which normal economic and operating conditions resume in the markets that we serve.

Updated Full Year 2021 Guidance2

GFL also provided its updated guidance for 2021 assuming a CAD/US exchange rate of 1.25 for the remainder of the year compared to 1.27 in our original guidance:

•	Revenue is estimated to be between $5,225 million and $5,275 million
•	Adjusted EBITDA is estimated to be between $1,400 million and $1,415 million
•	Adjusted Free Cash Flow is estimated to be between $510 million and $520 million

Our guidance assumes the closing of the acquisition of Terrapure Environmental Ltd. on October 1, 2021. The 2021 updated guidance excludes any additional acquisitions, refinancing opportunities and any potential redeployment of capital. Implicit in forward-looking statements in respect of our expectations for 2021 are certain current assumptions, including, among others, no changes to the current economic environment and that none of the jurisdictions in which we operate institute additional COVID-19 measures including shelter-in-place or similar orders. The 2021 updated guidance assumes that we will continue to execute on our strategy of organically growing our business, leveraging our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies.

2021 - Upside Opportunities3

During the first half of the year, we achieved many of the upside opportunities we initially set for ourselves and continue to see additional opportunities remaining for 2021, as set out below.

•	We expect to reduce our cost of capital even further by refinancing certain of our outstanding debt, potentially resulting in additional annualized interest cost savings.
•	We have completed 15 tuck-in acquisitions year to date and continue to manage a robust pipeline of potential acquisition targets in both Canada and the United States. We also see additional opportunities to redeploy capital into organic initiatives in our key growth markets from the continued potential sale of non-core assets. The net impact from the potential incremental M&A and redeployment of capital could result in additional revenue of approximately $150 million.

•	Based on the above upside opportunities, we believe we can exit 2021, on a run rate basis, with revenue of $5,750 million, Adjusted EBITDA of $1,545 million and Adjusted Free Cash Flow of $610 million.

In addition to the assumptions that underlie the 2021 updated guidance referenced to above, implicit in forward-looking statements in respect of the upside opportunities for 2021 are additional assumptions including no material changes in interest rates and foreign exchange rates, our access to debt markets for refinancing opportunities on comparable terms and conditions to our recent financings, continued margin expansion and sufficient free cash flow to fund acquisitions. Our M&A assumptions are based on the fragmented nature of the industry, our historical experience with acquisitions and our current robust pipeline.

Q2 2021 Earnings Call

GFL will host a conference call related to our second quarter earnings on Thursday July 28, 2021 at 8:30 am Eastern time. A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-844-824-3839 or 1-855-669-9657 (conference ID: 10157524) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://dpregister.com/sreg/10157524/e97d726720. Callers who pre-register will be given a conference passcode and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until August 12, 2021 by dialing 1-877-344-7529 or 1-855-669-9658 (access code 10157524). A copy of the presentation for the call will be available on our website at https://investors.gflenv.com or by clicking here.

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule

(2)	The Updated Full Year 2021 Guidance includes non-IFRS measures, including Adjusted EBITDA and Adjusted Free Cash Flow. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, the Company does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure. See "Non-IFRS Measures" below.

(3)	The 2021 Upside Opportunities includes non-IFRS measures, including Adjusted EBITDA and Adjusted Free Cash Flow. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, the Company does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure. See “Non-IFRS Measures” below.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure and soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 15,000 employees.

For more information, visit the GFL web site at www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

Forward-Looking Statements

This release includes certain "forward-looking statements". Forward-looking statements may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "estimates", "believes", "could" or "potential" or variations of such words. In addition, any statements that refer to expectations, intentions, projections, potential or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking statements are based on our opinions, estimates and assumptions in light of our experience, track record and perception of historical trends, current conditions, growth opportunities and expected future developments, as well as other assumptions that we currently believe are appropriate and reasonable in the circumstances. Certain assumptions are set out herein in the section titled "Updated Full Year 2021 Guidance" and "2021 Upside Opportunities" and also include our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for non-core assets on terms acceptable to us; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards, are material factors considered in preparing forward-looking statements and management’s expectations. Other factors that could materially affect our forward-looking statements can be found in the "Risk Factors" section of the Company's annual report for the 2020 fiscal year filed on Form 20-F and the Company's other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on such statements. The forward-looking statements contained herein are subject to a number of risks and uncertainties, including those referred to above, that could cause actual results, events or conditions to differ materially from those expressed or implied by the forward-looking statements. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. In particular, it is difficult to predict the duration and severity of the COVID-19 pandemic, including variants, and its impact on the economy, the North American financial markets, our operations, our M&A pipeline and our financial results. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

In addition, the Company’s projected full year 2021 Adjusted EBITDA and Adjusted Free Cash Flow are anticipated to exclude the effects of other events or circumstances in 2021 that are not representative or indicative of the Company’s results of operations. Such excluded items are not currently determinable, but may be significant, such as changes in the foreign exchange rate, the mark to market (gain) loss on the Purchase Contracts, the cost of refinancings and acquisition, integration, rebranding and other costs. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of our underlying business performance or impact the ability to assess the operating performance of our business. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period ("Acquisition EBITDA Adjustments"), and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Free Cash Flow and Adjusted Cash Flows from Operating Activities are supplemental measures used by investors as a valuation and liquidity measure in our industry. Management uses Adjusted Free Cash Flow and Adjusted Cash Flows from Operating Activities to evaluate and monitor the ongoing financial performance of the Company.

Adjusted Net Income (Loss) represents net income (loss) adjusted for (a) amortization of intangibles, (b) ARO discount rate depreciation adjustment, (c) property and equipment depreciation due to recapitalization, (d) transaction costs related to our initial public offering ("IPO"), (e) loss on the extinguishment of debt (f) amortization of deferred finance costs (g) mark-to-market loss on Purchase Contracts, (h) gain on divestiture, (i) foreign exchange loss or gain, (j) transaction costs, (k) acquisition, rebranding and other integration costs, (l) TEU amortization expense, and (m) the tax impact of the forgoing. Adjusted earnings (loss) per share is defined as Adjusted Net Income (Loss) divided by the weighted average shares in the period. We believe that Adjusted earnings (loss) per share provides a meaningful comparison of current results to prior periods' results by excluding items that the Company does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash and cash equivalents, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how the Company would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to "$" in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer,

+1 905-326-0101

pdovigi@gflenv.com

7

GFL Environmental Inc.
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive (Income (Loss)) Income
(In millions of dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue	$1,314.3	$993.3	$2,500.9	$1,924.6
Expenses
Cost of sales	1,187.3	881.3	2,274.0	1,733.6
Selling, general and administrative expenses	136.5	104.1	269.7	259.2
Interest and other finance costs	139.8	95.4	231.9	364.8
Deferred purchase consideration	—	—	—	1.0
Loss on sale of property and equipment	0.2	0.5	1.0	2.1
(Gain) loss on foreign exchange	(37.3)	(8.4)	(76.3)	97.6
Mark-to-market (gain) loss on Purchase Contracts	(117.3)	74.2	111.0	(14.2)
Gain on divestiture	(35.5)	—	(35.5)	—
	1,273.7	1,147.1	2,775.8	2,444.1
Earnings (loss) before income taxes	40.6	(153.8)	(274.9)	(519.5)
Current income tax expense	7.5	2.0	9.5	3.7
Deferred tax expense (recovery)	7.9	(40.3)	(83.4)	(129.7)
Income tax expense (recovery)	15.4	(38.3)	(73.9)	(126.0)
Net income (loss)	25.2	(115.5)	(201.0)	(393.5)

Items that may be subsequently reclassified to net income (loss)
Currency translation adjustment	(87.0)	(205.7)	(163.8)	72.1
Reclassification to net income (loss) of fair value movements on cash flow hedges, net of tax	(4.4)	—	(4.4)	—
Fair value movements on cash flow hedges, net of tax	3.1	10.9	(2.7)	25.2
Other comprehensive (loss) income	(88.3)	(194.8)	(170.9)	97.3
Total comprehensive loss	$(63.1)	$(310.3)	$(371.9)	$(296.2)

Earnings (loss) per share
Basic and diluted (1)	$0.03	$(0.32)	$(0.63)	$(1.09)
Weighted average number of shares outstanding(2)	360,735,698	360,400,612	360,557,744	360,400,612
Diluted weighted average number of share outstanding(2)	362,539,928	360,400,612	360,557,744	360,400,612

(1)	Basic and diluted loss per share is calculated on net loss adjusted for amounts attributable to preferred shareholders.

(2)	Weighted and diluted weighted average number of shares includes 31,790,167 subordinate voting shares, representing the minimum conversion of the TEUs as of June 30, 2021 and 33,991,500 subordinate voting shares, representing the minimum conversion of the TEUs as of June 30, 2020.

GFL Environmental Inc.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars)

	June 30, 2021	December 31, 2020
Assets
Cash	$310.4	$27.2
Trade and other receivables, net	873.9	867.3
Prepaid expenses and other assets	149.3	133.7
Current assets	1,333.6	1,028.2

Property and equipment, net	5,007.1	5,074.8
Intangible assets, net	2,901.3	3,093.4
Other long-term assets	35.3	33.2
Goodwill	6,417.9	6,500.4
Non-current assets	14,361.6	14,701.8
Total assets	15,695.2	15,730.0

Liabilities
Accounts payable and accrued liabilities	990.8	1,014.8
Income taxes payable	18.5	9.1
Long-term debt	8.7	4.6
Lease obligations	48.6	37.5
Due to related party	12.8	12.8
Tangible equity units	54.6	59.2
Landfill closure and post-closure obligations	54.1	55.3
Current liabilities	1,188.1	1,193.3

Long-term debt	6,520.9	6,161.5
Lease obligations	195.2	153.7
Other long-term liabilities	30.0	37.2
Due to related party	24.4	30.8
Deferred income tax liabilities	378.4	466.0
Tangible equity units	1,286.3	1,327.9
Landfill closure and post-closure obligations	659.6	680.3
Non-current liabilities	9,094.8	8,857.4
Total liabilities	10,282.9	10,050.7

Shareholders’ equity
Share capital	7,743.5	7,644.8
Contributed surplus	69.2	54.3
Deficit	(1,988.0)	(1,778.3)
Accumulated other comprehensive loss	(412.4)	(241.5)
Total shareholders’ equity	5,412.3	5,679.3
Total liabilities and shareholders’ equity	$15,695.2	$15,730.0

GFL Environmental Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Operating activities
Net income (loss)	$25.2	$(115.5)	$(201.0)	$(393.5)
Adjustments for non-cash items
Depreciation of property and equipment	221.8	123.6	425.4	246.3
Amortization of intangible assets	110.2	111.1	221.2	210.2
Gain on divestiture	(35.5)	—	(35.5)	—
Interest and other finance costs	139.8	95.4	231.9	364.8
Share-based payments	10.6	4.2	20.3	19.9
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs	(38.6)	(7.5)	(77.5)	104.8
Loss on sale of property and equipment	0.2	0.5	1.0	2.1
Mark-to-market (gain) loss on Purchase Contracts	(117.3)	74.2	111.0	(14.2)
Mark-to-market loss on fuel hedges	—	0.6	—	1.8
Current income tax expense	7.5	2.0	9.5	3.7
Deferred tax expense (recovery)	7.9	(40.3)	(83.4)	(129.7)
Interest paid in cash, net	(135.0)	(84.9)	(177.0)	(244.6)
Income taxes paid in cash, net	(0.8)	(0.8)	(1.0)	(4.0)
Changes in non-cash working capital items	(9.9)	(28.5)	(44.0)	(82.5)
Landfill closure and post-closure expenditures	(8.6)	(1.9)	(10.7)	(3.1)
	177.5	132.2	390.2	82.0
Investing activities
Proceeds on disposal of assets	65.4	4.0	69.2	4.4
Purchase of property and equipment and intangible assets	(151.8)	(119.8)	(283.1)	(220.0)
Business acquisitions, net of cash acquired	(135.0)	(12.3)	(203.3)	(1,138.3)
	(221.4)	(128.1)	(417.2)	(1,353.9)
Financing activities
Repayment of lease obligations	(22.4)	(16.1)	(37.2)	(47.4)
Issuance of long-term debt	1,313.9	785.2	1,761.3	1,600.9
Repayment of long-term debt	(906.8)	(80.7)	(1,325.3)	(4,397.8)
Payment of contingent purchase consideration	(0.9)	—	(15.9)	—
Issuance of share capital, net of issuance costs	—	—	—	3,257.6
Issuance of TEUs, net of issuance costs	—	—	—	1,006.9
Repayment of Amortizing Notes	(12.9)	(15.8)	(26.4)	(15.8)
Dividends issued and paid	(4.5)	—	(8.7)	—
Return of capital	—	—	—	(0.8)
Payment of financing costs	(6.9)	(10.2)	(10.6)	(10.5)
Issuance of loan from related party	—	—	—	29.0
Repayment of loan to related party	—	—	(6.4)	—
	359.5	662.4	330.8	1,422.1

Increase in cash	315.6	666.5	303.8	150.2
Changes due to foreign exchange revaluation of cash	(16.3)	(34.0)	(20.6)	(1.1)
Cash, beginning of period	11.1	91.4	27.2	574.8
Cash, end of period	$310.4	$723.9	$310.4	$723.9

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2020 as well as our unaudited interim condensed consolidated financial statements and notes thereto for the three and six months ended June 30, 2021.

Revenue Growth

The following table summarizes the revenue growth in our operating segments for the periods indicated:

	Three months ended June 30, 2021
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid waste
Canada	1.8%	12.1%	—%	13.9%
USA	59.6	10.5	(12.6)	57.5
Solid waste	36.4	11.2	(7.5)	40.1
Infrastructure and soil remediation	4.8	(1.9)	(1.0)	1.9
Liquid waste	3.6	13.6	(4.6)	12.6
Total	29.0%	9.7%	(6.4)%	32.3%

	Six months ended June 30, 2021
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid waste
Canada	1.7%	10.7%	—%	12.4%
USA	60.0	6.6	(9.4)	57.2
Solid waste	37.0	8.2	(5.7)	39.5
Infrastructure and soil remediation	3.1	(9.9)	(0.7)	(7.5)
Liquid waste	6.9	3.1	(3.2)	6.8
Total	29.4%	5.3%	(4.8)%	29.9%

Detail of Solid Waste Organic Growth

The following table summarizes the components of our solid waste organic growth for the periods indicated:

	Three months ended June 30, 2021	Six months ended June 30, 2021
Price and surcharges	4.1%	4.0%
Volume	6.3	3.5
Commodity price	0.8	0.7
Total organic growth	11.2%	8.2%

Operating Segment Results

The following tables summarize our operating segment results for the periods indicated (all amounts are in millions of dollars, unless otherwise stated):

	Three months ended June 30, 2021			Three months ended June 30, 2020
	Revenue	Adjusted EBITDA	Adjusted EBITDA Margin	Revenue(1)	Adjusted EBITDA(2)	Adjusted EBITDA Margin
Solid waste
Canada	$349.2	$105.0	30.1%	306.4	87.8	28.7%
USA	720.7	225.3	31.3	457.5	147.1	32.2
Solid waste	1,069.9	330.3	30.9	763.9	234.9	30.8
Infrastructure and soil remediation	133.8	25.8	19.3	131.2	26.7	20.4
Liquid waste	110.6	31.1	28.1	98.2	22.9	23.3
Corporate	—	(34.2)	—	—	(23.0)	—
Total	$1,314.3	$353.0	26.9%	$993.3	$261.5	26.3%

(1) Includes reclassification of $1.3 million from Solid waste - Canada into Liquid waste.

(2) Includes reclassification of $0.3 million from Solid waste - Canada into Liquid waste and $0.9 million from Corporate to Solid waste - USA.

	Six months ended June 30, 2021			Six months ended June 30, 2020
	Revenue	Adjusted EBITDA	Adjusted EBITDA Margin	Revenue(1)	Adjusted EBITDA(2)	Adjusted EBITDA Margin
Solid waste
Canada	$651.5	$188.0	28.9%	579.3	153.7	26.5%
USA	1,403.1	447.5	31.9	892.4	282.0	31.6
Solid waste	2,054.6	635.5	30.9	1,471.7	435.7	29.6
Infrastructure and soil remediation	242.2	39.8	16.4	261.9	48.2	18.4
Liquid waste	204.1	48.2	23.6	191.0	39.8	20.8
Corporate	—	(63.9)	—	—	(39.4)	—
Total	$2,500.9	$659.6	26.4%	$1,924.6	$484.3	25.2%

(1) Includes reclassification of $1.5 million from Solid waste - Canada into Liquid waste.

(2) Includes reclassification of $0.4 million from Solid waste - Canada into Liquid waste.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated (all amounts are in millions of dollars unless otherwise stated):

	June 30, 2021		December 31, 2020
Total long-term debt	$6,529.6		$6,166.1
Deferred finance costs and other adjustments	133.9		58.5
Total long-term debt excluding deferred finance costs and other adjustments	$6,395.7		$6,107.6
Less cash	(310.4)		(27.2)
	6,085.3		6,080.4
Trailing twelve months Adjusted EBITDA	1,252.0		1,076.7
Acquisition EBITDA Adjustments	113.4		238.3
Run Rate EBITDA	$1,365.4		$1,315.0
Net Leverage	4.46	x	4.62	x

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The tables below set forth the reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA for the periods indicated (all amounts are in millions of dollars):

($ millions)	Three months ended June 30, 2021	Three months ended June 30, 2020
Net income (loss)	25.2	$(115.5)
Add:
Interest and other finance costs	139.8	95.4
Depreciation of property and equipment	221.8	123.6
Amortization of intangible assets	110.2	111.1
Income tax expense (recovery)	15.4	(38.3)
EBITDA	512.4	176.3
Add:
Gain on foreign exchange(1)	(37.3)	(8.4)
Loss on sale of property and equipment	0.2	0.5
Mark-to-market loss on fuel hedges	—	0.6
Mark-to-market (gain) loss on Purchase Contracts(2)	(117.3)	74.2
Share-based payments(3)	10.6	4.2
Gain on divestiture(4)	(35.5)	—
Transaction costs(5)	13.3	7.7
IPO transaction costs(6)	—	4.9
Acquisition, rebranding and other integration costs(7)	6.6	1.5
Adjusted EBITDA	$353.0	$261.5

($ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Net loss	(201.0)	$(393.5)
Add:
Interest and other finance costs	231.9	364.8
Depreciation and amortization	425.4	246.3
Amortization of intangible assets	221.2	210.2
Income tax recovery	(73.9)	(126.0)
EBITDA	603.6	301.8
Add:
(Gain) loss on foreign exchange(1)	(76.3)	97.6
Loss on sale of property, plant and equipment	1.0	2.1
Mark-to-market (gain) loss on fuel hedge	—	1.8
Mark-to-market loss (gain) on Purchase Contracts(2)	111.0	(14.2)
Share-based payments(3)	20.3	19.9
Gain on divestiture(4)	(35.5)	—
Transaction costs(5)	25.4	18.9
IPO transaction costs(6)	—	46.2
Acquisition, rebranding and other integration costs(7)	10.1	9.2
Deferred purchase consideration	—	1.0
Adjusted EBITDA	$659.6	$484.3

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments, (ii) and gains and losses attributable to foreign exchange rate fluctuations.

(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(3)	This is a non-cash item and consists of the amortization of the estimated fair market value of share-based options granted to certain members of management under share-based option plans.

(4)	Consists of gain resulting from the divestiture of certain landfill assets, as well as hauling and ancillary operations.

(5)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(6)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.

(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

14

Adjusted Net Income

The tables below set forth the reconciliation of our net income (loss) to Adjusted Net Income for the periods indicated (all amounts are in millions of dollars, except per share amounts):

	Three months ended June 30, 2021	Three months ended June 30, 2020
Net income (loss)	$25.2	$(115.5)
Add:
Amortization of intangible assets	110.2	111.1
ARO discount rate depreciation adjustment	10.2	—
Incremental depreciation of property and equipment due to recapitalization	4.7	4.7
IPO transaction costs	—	4.9
Loss on extinguishment of debt	49.3	—
Amortization of deferred finance costs	7.3	2.9
Mark-to-market (gain) loss on Purchase Contracts	(117.3)	74.2
Gain on divestiture	(35.5)	—
Gain on foreign exchange	(37.3)	(8.4)
Transaction costs	13.3	7.7
Acquisition rebranding and other integration costs	6.6	1.5
TEU amortization expense	0.4	0.9
Tax effect	(1.7)	(72.2)
Adjusted net income	$35.4	$11.8
Adjusted earnings per share, basic and diluted	$0.10	$0.03

($ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Net loss	$(201.0)	$(393.5)
Add:
Amortization of intangibles	221.2	210.2
ARO discount rate depreciation adjustment	10.2	—
Incremental depreciation of property and equipment due to recapitalization	9.4	9.4
IPO transaction costs	—	46.2
Loss on extinguishment of debt	49.3	133.2
Amortization of deferred financing costs	10.1	22.6
Mark-to-market loss (gain) on Purchase Contracts	111.0	(14.2)
Gain on divestiture	(35.5)	—
(Gain) loss on foreign exchange	(76.3)	97.6
Transaction costs	25.4	18.9
Acquisition rebranding and other integration costs	10.1	9.2
TEU amortization expense	1.0	1.1
Tax effect	(86.8)	(138.2)
Adjusted Net Income	$48.1	$2.5
Adjusted earnings per share, basic and diluted	$0.13	$0.01

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The tables below set forth the reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow, for the periods indicated (all amounts are in millions of dollars):

($ millions)	Three months ended June 30, 2021	Three months ended June 30, 2020
Cash flows from operating activities	$177.5	132.2
Add:
Prepayment penalties for early note redemption (2)	49.3	—
IPO transaction costs (3)	—	4.9
Transaction costs (4)	13.3	7.7
Acquisition rebranding and other integration costs (5)	6.6	1.5
M&A related net working capital investment (6)	—	13.9
Tax refund from CARES Act (7)	(1.5)	—
Cash interest paid on TEUs (8)	1.0	0.5
Adjusted Cash Flows from Operating Activities	246.2	160.7
Less:
Proceeds on disposal of assets(9)	65.4	4.0
Purchase of property and equipment and intangible assets	(151.8)	(119.8)
Adjusted Free Cash Flow	$159.8	$44.9

($ millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash flows from operating activities	$390.2	82.0
Add:
Costs associated with IPO related debt repayments (1)	—	106.6
Prepayment penalties for early note redemption(2)	49.3	—
IPO transaction costs (3)	—	46.2
Transaction costs (4)	25.4	18.9
Acquisition rebranding and other integration costs (5)	10.1	9.2
M&A related net working capital investment (6)	—	(0.6)
Tax refund from CARES Act (7)	(1.5)	—
Deferred purchase consideration	—	1.0
Cash interest paid on TEUs (8)	2.3	0.5
Adjusted Cash Flows from Operating Activities	475.8	263.8
Less:
Proceeds on disposal of assets(9)	69.2	4.4
Purchase of property and equipment and intangible assets	(283.1)	(220.0)
Adjusted Free Cash Flow	$261.9	$48.2

(1)	Consists of costs associated with the extinguishment of our 11.000% paid-in-kind notes (“PIK Notes”), 5.625% USD senior unsecured notes due 2022 (“2022 Notes”), and our 5.375% USD senior unsecured notes due 2023 (“2023 Notes”), the termination of the swap arrangements associated with the 2022 Notes and the 2023 Notes, and accelerated interest payments of the PIK Notes, the 2022 Notes and the 2023 Notes.
(2)	Consists of prepayment penalty costs associated with the early redemption of the 8.500% 2027 Notes.
(3)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.

(4)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(5)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(6)	Consists of net non-cash working capital in the period in relation to acquisitions.
(7)	Consists of tax refunds received related to loss carry-backs under the CARES Act applied to prior year taxable income.
(8)	Consists of interest paid in cash on the senior unsecured amortizing notes forming part of the TEUs.
(9)	Consists of proceeds on disposal of assets, including $63.1 million proceeds on divestiture of certain landfill assets, as well as hauling and ancillary operations.